

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 30, 2010

Mike Ulrich
Vice President
The Bank of New York Mellon Trust Co., N.A., Trustee
919 Congress Avenue
Austin, Texas 78701

      **Re: Whiting USA Trust I
           Form 10-K for Fiscal Year Ended December 31, 2009
           Filed March 15, 2010
           File No. 001-34026**

Dear Mr. Ulrich:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Engineering Comments

General, page 5

1.   You disclose that no assurance can be given regarding the amount or timing of actual production from the underlying properties here and in the section Description of the Underlying Properties on page 21. Please explain to us how this disclosure comports with the definitions of proved oil and gas reserves and reasonable certainty described in Rule 4-10 of Regulation S-X. In this regard, you should have reasonable certainty-from a given date forward, from known reservoirs, and under existing operating conditions, operating methods, and government regulations-that the volume of reserves you have stated are proved will be produced in the time you state they will be given that conditions

remain relatively the same. Please remove from your proved reserves base the volume of proved reserves on which you can give no assurance regarding the amount to be produced in the future or the timing of that production or remove any disclosure that implies your proved oil and gas reserves do not have reasonable certainty with respect to production.

Reserves, page 22

2.   Although you have stated that you do not have proved undeveloped reserves you have not stated why you believe you do not have any proved undeveloped reserves. Supplementally, with a view towards disclosure, tell us why you believe you do not have any proved undeveloped reserves.

3.   We note you present the reserves attributable to your 90% NPI through October 2017 in tandem with reserves attributable to the total economic life of the underlying properties. We also note the amounts presented as attributable to the total economic life of the underlying properties appear to be 100% of the underlying reserves as shown in your year-end reserves report. Please clarify for us why you present reserves attributable to the total economic life of the underlying properties in light of the termination of the trust upon production of 9.11 MMBOE. In addition, explain to us why you appear to present these amounts on a 100% basis, as such basis appears to include quantities that would otherwise not be available to satisfy the interests of your unitholders.

4.   We could not find any disclosure concerning delivery commitments. Please see Item 1207 and comply with all applicable disclosure points. If you do not have any delivery commitments, please state as such.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director